ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the First Quarter Ended March 31, 2012

Quarterly Revenues Up 13% Year over Year, Reaching $21.8 Million; Reiterating Annual Revenue Guidance

Burlington, MA, May 2, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the first quarter ended March 31, 2012.

For the first quarter ended March 31, 2012, total revenues were $21.8 million, up 13% from $19.3 million in the first quarter of 2011. Net income for the first quarter of 2012 was $0.7 million, or $0.02 per fully diluted share, compared to net income of $2.2 million, or $0.07 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $1.3 million, or $0.04 per fully diluted share, compared to $3.2 million, or $0.10 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2012 were $6.4 million, down 14% compared with software license revenues of $7.5 million for the same period last year. Service and maintenance revenues were $15.4 million, up 30% compared with service and maintenance revenues of $11.8 million in the same period last year.

Gross profit in the first quarter of 2012 was $12.4 million, or 57% of revenues, compared to $11.8 million, or 61% of revenues, in the same period last year.

Net cash provided by operating activities was $2.1 million during the first quarter of 2012. After paying a cash dividend of $2.5 million, cash, cash equivalents and short and long-term investments at the end of the first quarter of 2012 were $54.2 million, a decrease of $0.8 million compared to the end of the fourth quarter of 2011.

Management Commentary

"With strong bookings and a healthy backlog we are reaffirming our guidance for 2012.  While the timing of specific contracts impacted our quarterly revenues, we are satisfied with our operational performance in a quarter which sometimes tends to be slower in our business,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “Growth opportunities in the workforce management and enterprise mobility markets remain strong, and we continue to invest for future growth. While the impact of increased research and development and sales and marketing expenses will tighten margins in the short-term, we believe they will position us to better meet market demand with competitive solutions in the cloud and mobility markets.”

“Operationally, the launch of the ClickAppStore last month has further positioned us to capitalize on the rapid growth being seen in the enterprise mobility market.  The initial response to our go-to-market strategy, which provides pre-bundled starter packages that can be further expanded by downloading additional Apps, has been well received.  We will further enhance our product suite by offering a wider range of starter packages that appeal to specific market segments and deliver an easy to use mobile solution that can be configured by the customer to meet their needs,” Dr. BenBassat concluded.

Outlook

The Company reiterates the previously provided year 2012 guidance of revenues in the approximate range of $100 to $105 million, representing about 15% to 21% growth over 2011.

Cash Dividend

ClickSoftware also announced today that on April 30, 2012, its Board of Directors approved the distribution of a $0.08 per share dividend to be paid on May 30, 2012 to all shareholders of record as of the close of business on May 16, 2012.  The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Shmuel Arvatz, ClickSoftware’s CFO said: "Our current cash position combined with our steady cash flow from operations make a dividend payment a good vehicle to enhance value and allow our shareholders to participate in our success.”

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

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Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2012 revenues, the possibility of future dividends, visibility into future periods and pipeline, growth opportunities in the workforce management and enterprise mobility markets, winning new business, future success in the area of mobility, meeting market demand with our cloud based products and SaaS offering, and growth and future rates of growth. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

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ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2012		March 31, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$6,418	29%	$7,452	39%
Services	15,430	71%	11,848	61%
Total revenues	21,848	100%	19,300	100%
Cost of revenues:
Software license	925	4%	657	3%
Services	8,484	39%	6,879	36%
Total cost of revenues	9,409	43%	7,536	39%
Gross profit	12,439	57%	11,764	61%
Operating expenses:
Research and development costs, net	2,671	12%	1,861	10%
Selling and marketing expenses	7,334	34%	5,512	29%
General and administrative expenses	1,942	9%	1,605	8%
Total operating expenses	11,947	55%	8,978	47%
Operating income	492	2%	2,786	14%
Interest income, net	199	1%	24	0%
Net income before taxes	$691	3%	$2,810	15%
Tax expense (income), net	(10)	0%	562	3%
Net income	$701	3%	$2,248	12%
Net earnings per ordinary share:
Basic	$0.02		$0.07
Diluted	$0.02		$0.07
Shares used in computing basic net income per share	31,414,538		30,661,754
Shares used in computing diluted net income per share	32,983,126		32,339,473

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ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,364	$14,683
Deposits	26,652	28,243
Marketable securities	10,557	10,945
Trade receivables, net	21,805	23,378
Deferred taxes	660	540
Other receivables and prepaid expenses	4,067	2,610
Total current assets	80,105	80,399
LONG TERM ASSETS
Property and equipment, net	4,265	3,873
Deposits	616	1,093
Other receivables and prepaid expenses	176	233
Deferred taxes	590	550
Intangible assets, net	925	1,166
Goodwill	1,572	1,572
Severance pay funds	1,852	1,746
Total long term assets	9,996	10,233
Total Assets	$90,101	$90,632
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$12,059	$13,608
Dividend payable	-	2,536
Deferred revenues	11,441	9,529
Total current liabilities	23,500	25,673
LONG TERM LIABILITIES
Accrued severance pay	4,157	3,847
Deferred taxes liability	180	180
Deferred revenues	1,195	1,828
Total long term liabilities	5,532	5,855
Total liabilities	29,032	31,528
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	131	131
Additional paid-in capital	85,361	84,383
Accumulated deficit	(24,499)	(25,200)
Accumulated other comprehensive income	119	(167)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	61,069	59,104
Total Liabilities and shareholders' equity	$90,101	$90,632

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ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, In thousands)

	Three Months Ended
	March 31, 2012	March 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$701	$2,248
Adjustments to reconcile net income to
net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	490	325
Amortization of deferred compensation	548	311
Amortization of acquired intangible assets	241	202
Severance pay, net	204	92
Gain on marketable securities	(80)	(18)
Other	-	3
Changes in operating assets and liabilities:
Trade receivables	1,573	(2,872)
Deferred taxes	(160)	440
Other receivables	(1,114)	(262)
Accounts payable and accrued expenses	(1,549)	(764)
Deferred revenues	1,279	1,353
Net cash provided by operating activities	$2,133	$1,058

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(882)	(328)
Decrease (increase) in deposits	2,068	(9,650)
Investments in marketable securities	(139)	(2,552)
Proceeds from sale of marketable securities	607	1,872
Net cash provided by (used in) investment activities	$1,654	$(10,658)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(2,536)	-
Employee options exercised	430	156
Net cash (used in) provided by financing activities	$(2,106)	$156

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,681	(9,444)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,683	25,749
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,364	$16,305

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ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	March 31, 2012		March 31, 2011
	$	% of Revenues	$	% of Revenues
GAAP Net income	$701	3%	$2,248	12%
Share-based compensation (1)	548		311
Amortization of intangible assets (2)	241		202
Deferred taxes	(160)		440
Non-GAAP Net income	$1,330	6%	$3,201	17%

GAAP Earnings per share (diluted)	$0.02		$0.07
Share-based compensation	0.02		0.01
Amortization of intangible assets	0.00		0.01
Deferred taxes	0.00		0.01
Non-GAAP Earnings per share (diluted)	$0.04		$0.10

(1) Share-based compensation:
Cost of services	59		39
Research and development costs, net	49		34
Selling and marketing expenses	117		77
General and administrative expenses	323		161
	$548		$311

(2) Amortization of intangible assets:
Cost of revenues	211		172
Research and development costs, net	30		30
	$241		$202

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